UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LyondellBasell Industries N.V.
(Name of Issuer)
Class A ordinary shares, par value €0.04 per share
(Title of Class of Securities)
N53745100
(CUSIP Number)
Alejandro Moreno
c/o Access Industries, Inc
730 Fifth Avenue, 20th Floor
New York, New York 10019
Tel. No.: (212) 247-6400

with copies to:

Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI International Chemicals S.À. R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		89,901,094 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,272 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		89,901,094 shares

WITH	10	SHARED DISPOSITIVE POWER

542,272 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Len Blavatnik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI Chemical Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI SMS L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI SMS GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Altep 2010 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		334,010 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,109,356 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		334,010 shares

WITH	10	SHARED DISPOSITIVE POWER

90,109,356 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Altep 2011 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		208,262 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,235,104 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		208,262 shares

WITH	10	SHARED DISPOSITIVE POWER

90,235,104 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		542,272 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89,901,094 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		542,272 shares

WITH	10	SHARED DISPOSITIVE POWER

89,901,094 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.98%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) All percentages are based on an aggregate of 566,002,295 ordinary shares issued and outstanding on February 1, 2011 as reported in the Issuer’s Registration Statement on Form S-1 filed on February 4, 2011.

     This statement on Schedule 13D is the first amendment to the statement on Schedule 13D filed with the Securities Exchange Commission on January 10, 2011 by AI International Chemicals S.À.R.L. (“AIIC”), Len Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010 L.P. and Access Industries, Inc. (the “Schedule 13D”). This amendment is filed by the reporting persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.
     This amendment is filed to report the sale by AIIC to Altep 2011 L.P. (“Altep 2011”) of 208,262 ordinary shares and the addition of Altep 2011 as a reporting person.
Item 2. Identity and Background
     The disclosure in Item 2 is hereby supplemented by adding the following information regarding the identity and background of Altep 2011 (together with AIIC, Len Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010 L.P. and Access Industries, Inc., the “Reporting Persons” and each a “Reporting Person,”):

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship

Altep 2011 L.P.	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware
     The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.1 hereto.
Item 3. Source and Amount of Funds or Other Consideration
     The disclosure in Item 3 is hereby supplemented by adding the following to the end thereof:
On February 22, 2011, Altep 2011 purchased 208,262 ordinary shares from AIIC for an aggregate purchase price of $5,831,336. Altep 2011 funded the purchase using capital contributions from its limited partners and general partner.
Item 4 Purpose of Transaction
The disclosure in Item 4 is hereby supplemented by adding the following to the end thereof:
Altep 2011 acquired the ordinary shares it holds directly as an investment in the regular course of its business. AIIC sold the shares to Altep 2011 to allow Altep 2011 to invest in the issuer on the same basis as AIIC.
Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 (a)-(b) is hereby amended to read in its entirety as follows:
     (a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     AIIC holds 89,901,094 ordinary shares directly. Each of AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 89,901,094 ordinary shares held directly by AIIC. AI Chemical Holdings LLC controls AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. AI SMS L.P. is the sole member of AI Chemical Holdings LLC. AI SMS GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIIC, AI Chemical Holdings LLC and AI SMS L.P. Access Industries, LLC controls AI SMS GP Limited and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P. and AI SMS GP Limited. Access Industries Management, LLC controls Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other reporting persons, Altep 2010 L.P. (“Altep 2010”), Altep 2011 L.P. (“Altep 2011”) and Access Industries, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Mr. Blavatnik. Each of AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries, Inc. and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.
     Altep 2010 holds 334,010 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 334,010 ordinary shares held directly by Altep 2010. Access Industries, Inc. is the general partner of Altep 2010 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2010. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 334,010 ordinary shares held by Altep 2010. Because of their relationships with the other reporting persons, each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Altep 2011 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2010, Access Industries, Inc. and Mr. Blavatnik. Each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc. and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than Altep 2010, disclaims beneficial ownership of the shares held by Altep 2010.
     Altep 2011 holds 208,262 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 208,262 ordinary shares held directly by Altep 2011. Access Industries, Inc. is the general partner of Altep 2011 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2011. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 208,262 ordinary shares held by Altep 2011. Because of their relationships with the other reporting persons, each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Altep 2010 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2011, Access Industries, Inc. and Mr. Blavatnik. Each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc. and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than Altep 2011, disclaims beneficial ownership of the shares held by Altep 2011.

     (c) The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:
     On February 22, 2011, AIIC and Altep 2011 entered into a sale and purchase agreement, under which Altep 2011 purchased 208,262 ordinary shares from AIIC for $28 per share. On January 24, 2011, AIIC exercised the Forward Contract and acquired 34,172,698 ordinary shares from BofA.
Item 7. Material to be Filed as Exhibits
     The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order.

Exhibit
No.	Description

99.1.1	Joint Filing Agreement, dated as of February 22, 2011, by and between AI International Chemicals S.À.R.L., Mr. Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries LLC, Access Industries Management LLC, Altep 2010 L.P., Access Industries, Inc. and Altep 2011 L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AI INTERNATIONAL CHEMICALS S.À.R.L.
By:	/s/ Alejandro Moreno
Alejandro Moreno, Class A Manager

LEN BLAVATNIK
By:	/s/ Alejandro Moreno
	By:	Alejandro Moreno
	Title:	Attorney in Fact

AI CHEMICAL HOLDINGS LLC
By:	Access Industries Management, LLC

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

AI SMS L.P.
By:	AI SMS GP LIMITED

By:	Belvaux Management Limited

By:	/s/ Ronan J.E. Kuczaj
	Name:	Ronan J.E. Kuczaj
	Title:	Director

AI SMS GP LIMITED
By:	Belvaux Management Limited

By:	/s/ Ronan J.E. Kuczaj
	Name:	Ronan J.E. Kuczaj
	Title:	Director

ACCESS INDUSTRIES, LLC
By:	Access Industries Management, LLC

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2010 L.P.
By:	Access Industries, Inc.

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES, INC.
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2011 L.P.
By:	Access Industries, Inc.

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit
No.	Description

99.1.1	Joint Filing Agreement, dated as of February 22, 2011, by and between AI International Chemicals S.À.R.L., Mr. Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries LLC, Access Industries Management LLC, Altep 2010 L.P., Access Industries, Inc. and Altep 2011 L.P.